FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                        of the Securities Exchange Act of
                                      1934


                                 April 02, 2008

                        Commission File Number 001-14978


                               SMITH & NEPHEW plc
                               (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                   Form 40-F
                         ---                            ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                            No  X
                   ---                           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 Smith & Nephew plc
                                                 (Registrant)


Date: April 02, 2008
                                                 By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary






Smith & Nephew plc ('the Company')

Annual Information Update

The Company announces that in accordance with the requirements of Prospectus Rule 5.2, the following information has been published or made available to the public during the 12 months ended 31 March 2007 in compliance with laws and rules dealing with the regulation of securities, issuers of securities and securities markets.

For the purposes of this update the information is only referred to and full copies of each item can be found at the locations specified below.



1.   ANNOUNCEMENTS MADE VIA A REGULATORY INFORMATION SERVICE.

All documents listed below were published via RNS, a Regulatory News Service provided by the London Stock Exchange, on the dates indicated.


Date              Nature and Brief Description of Information

28 Mar 2007       Notification of Transaction in Own Shares - Share Buy-back.

28 Mar 2007       Notification of documents available for viewing - Annual
                  Report & Accounts, Summary Financial Statement and Notice of
                  Annual General Meeting.

29 Mar 2007       Annual Information Update.

29 Mar 2007       Notification of Transaction in Own Shares - Share Buy-back.

30 Mar 2007       Notification of Transaction in Own Shares - Share Buy-back.

30 Mar 2007       Notification re Smith & Nephew - Voting Rights & Capital.

3 Apr 2007        Notification of Director/PDMR Shareholding - Paul Williams.

10 Apr 2007       Notification of Major Interests in Shares - The Capital Group
                  Companies, Inc holding 12.9%.

11 Apr 2007       Announcement re Timing of Smith & Nephew First Quarter
                  Results.

16 Apr 2007       Notification of Major Interests in Shares - Newton Investment
                  Management Ltd holding 3.56%.

30 Apr 2007       Notification re Smith & Nephew - Voting Rights & Capital.

3 May 2007        Announcement of 2007 First Quarter Results.

3 May 2007        Announcement re retirement of Sir Christopher O'Donnell as
                  Chief Executive - David Illingworth appointed as successor.

3 May 2007        Announcement re Chairman's comments to AGM.

3 May 2007        Announcement re results of the voting by poll on the
                  resolutions put to its Annual General Meeting.

4 May 2007        Notification of Director/PDMR Shareholding - Brian Larcombe.

4 May 2007        Notification of Transaction in Own Shares - Share Buy-back.

8 May 2007        Notification of Transaction in Own Shares - Share Buy-back.

9 May 2007        Notification of Transaction in Own Shares - Share Buy-back.

10 May 2007       Notification of Transaction in Own Shares - Share Buy-back.

11 May 2007       Announcement re acquisition of Bluesky Medical Group, Inc.

11 May 2007       Notification of Director/PDMR Shareholding - David
                  Illingworth.

11 May 2007       Notification of Director/PDMR Shareholding - James Ralston.

11 May 2007       Notification of Director/PDMR Shareholding - Mark Augusti.

11 May 2007       Notification of Transaction in Own Shares - Share Buy-back.

14 May 2007       Notification of Transaction in Own Shares - Share Buy-back.

15 May 2007       Notification of Major Interests in Shares - The Capital Group
                  Companies, Inc holding 11.79%.

15 May 2007       Notification of Director/PDMR Shareholding - Paul Williams.

15 May 2007       Notification of Director/PDMR Shareholding - Sir Chris
                  O'Donnell.

15 May 2007       Notification of Director/PDMR Shareholding - James Ralston.

15 May 2007       Notification of Transaction in Own Shares - Share Buy-back.

16 May 2007       Notification of Transaction in Own Shares - Share Buy-back.

17May 2007        Notification of Transaction in Own Shares - Share Buy-back.

17 May 2007       Notification of Transaction in Own Shares - Share Buy-back.

22 May 2007       Notification of Transaction in Own Shares - Share Buy-back.

24 May 2007       Notification of Director/PDMR Shareholding - John Buchanan.

24 May 2007       Notification of Transaction in Own Shares - Share Buy-back.

25 May 2007       Notification of Transaction in Own Shares - Share Buy-back.

29 May 2007       Notification of Transaction in Own Shares - Share Buy-back.

30 May 2007       Notification of Transaction in Own Shares - Share Buy-back.

30 May 2007       Notification of Director/PDMR Shareholding - Paul Williams.

30 May 2007       Notification of Director/PDMR Shareholding - Sir Chris
                  O'Donnell.

30 May 2007       Notification of Director/PDMR Shareholding - Peter Huntley.

31 May 2007       Notification re Smith & Nephew - Voting Rights & Capital.

6 Jun 2007        Notification of Transaction in Own Shares - Share Buy-back.

7 Jun 2007        Notification of Transaction in Own Shares - Share Buy-back.

8 Jun 2007        Notification of Major Interests in Shares - The Capital Group
                  Companies, Inc holding 10.87%.

8 Jun 2007        Notification of Transaction in Own Shares - Share Buy-back.

11 Jun 2007       Notification of Transaction in Own Shares - Share Buy-back.

12 Jun 2007       Notification of Director/PDMR Shareholding - Mark Augusti.

12 Jun 2007       Notification of Director/PDMR Shareholding - David
                  Illingworth.

12 Jun 2007       Notification of Director/PDMR Shareholding - James Ralston.

12 Jun 2007       Notification of Transaction in Own Shares - Share Buy-back.

13 Jun 2007       Notification of Transaction in Own Shares - Share Buy-back.

14 Jun 2007       Notification of Transaction in Own Shares - Share Buy-back.

15 Jun 2007       Notification of Transaction in Own Shares - Share Buy-back.

18 Jun 2007       Notification of Transaction in Own Shares - Share Buy-back.

19 Jun 2007       Notification of Transaction in Own Shares - Share Buy-back.

20 Jun 2007       Notification of Transaction in Own Shares - Share Buy-back.

21 Jun 2007       Notification of Transaction in Own Shares - Share Buy-back.

27 Jun 2007       Notification of Director/PDMR Shareholding - David
                  Illingworth.

27 Jun 2007       Notification of Director/PDMR Shareholding - Sir Chris
                  O'Donnell.

27 Jun 2007       Notification of Director/PDMR Shareholding - Paul Williams.

27 Jun 2007       Notification of Director/PDMR Shareholding - Peter Huntley.

27 Jun 2007       Notification of Director/PDMR Shareholding - Peter Arnold.

28 Jun 2007       Notification of Transaction in Own Shares - Share Buy-back.

29 Jun 2007       Notification of Transaction in Own Shares - Share Buy-back.

29 Jun 2007       Notification of Director/PDMR Shareholding - Peter Huntley.

29 Jun 2007       Notification of Director/PDMR Shareholding - Sir Chris
                  O'Donnell.

29 Jun 2007       Notification of Director/PDMR Shareholding - James Ralston.

29 Jun 2007       Notification of Director/PDMR Shareholding - Paul Williams.

29 Jun 2007       Notification of Transaction in Own Shares - Share Buy-back.

2 Jul 2007        Notification re Smith & Nephew - Voting Rights & Capital.

2 Jul 2007        Notification of Director/PDMR Shareholding - Joseph DeVivo.

2 Jul 2007        Notification of Director/PDMR Shareholding - David
                  Illingworth.

2 Jul 2007        Notification of Transaction in Own Shares - Share Buy-back.

3 Jul 2007        Notification of Transaction in Own Shares - Share Buy-back.

4 Jul 2007        Notification of Transaction in Own Shares - Share Buy-back.

5 Jul 2007        Announcement re Collaboration between Smith and Nephew and
                  Lombard Medical to Develop Bioresorbable Drug-eluting Coronary
                  Stents.
5 Jul 2007        Notification of Transaction in Own Shares - Share Buy-back.

6 Jul 2007        Notification of Transaction in Own Shares - Share Buy-back.

9 Jul 2007        Notification of Transaction in Own Shares - Share Buy-back.

10 Jul 2007       Notification of Transaction in Own Shares - Share Buy-back.

11 Jul 2007       Notification of Transaction in Own Shares - Share Buy-back.

12 Jul 2007       Notification of Transaction in Own Shares - Share Buy-back.

13 Jul 2007       Notification of Transaction in Own Shares - Share Buy-back.

16 Jul 2007       Announcements re Timing of Smith & Nephew Second Quarter and
                  Interim Results.

16 Jul 2007       Notification of Transaction in Own Shares - Share Buy-back.

17 Jul 2007       Notification of Transaction in Own Shares - Share Buy-back.

18 Jul 2007       Notification of Transaction in Own Shares - Share Buy-back.

19 Jul 2007       Notification of Major Interests in Shares - The Capital Group
                  Companies, Inc holding 9.99%.

19 Jul 2007       Notification of Transaction in Own Shares - Share Buy-back.

20 Jul 2007       Notification of Transaction in Own Shares - Share Buy-back.

23 Jul 2007       Notification of Transaction in Own Shares - Share Buy-back.

24 Jul 2007       Notification of Transaction in Own Shares - Share Buy-back.

24 Jul 2007       Block Listing Six Monthly Return as at 23 July 2007.

25 Jul 2007       Notification of Transaction in Own Shares - Share Buy-back.

26 Jul 2007       Notification of Transaction in Own Shares - Share Buy-back.

27 Jul 2007       Notification of Transaction in Own Shares - Share Buy-back.

30 Jul 2007       Notification of Transaction in Own Shares - Share Buy-back.

31 Jul 2007       Notification of Transaction in Own Shares - Share Buy-back.

1 Aug 2007        Notification re Smith & Nephew - Voting Rights & Capital.

1 Aug 2007        Notification of Transaction in Own Shares - Share Buy-back.

2 Aug 2007        Announcement re Smith & Nephew Second Quarter and Interim
                  Results.

10 Aug 2007       Notification of Director/PDMR Shareholding - Peter Huntley.

13 Aug 2007       Notification of Transaction in Own Shares - Share Buy-back.

14 Aug 2007       Announcement re Additional Listing for Ordinary Shares.

16 Aug 2007       Announcement re Smith & Nephew plc recall of 185 implants.

17 Aug 2007       Notification of Director/PDMR Shareholding - David
                  Illingworth.

20 Aug 2007       Notification of Transaction in Own Shares - Share Buy-back.

21 Aug 2007       Notification of Transaction in Own Shares - Share Buy-back.

22 Aug 2007       Notification of Transaction in Own Shares - Share Buy-back.

23 Aug 2007       Notification of Transaction in Own Shares - Share Buy-back.

24 Aug 2007       Notification of Transaction in Own Shares - Share Buy-back.

29 Aug 2007       Notification of Transaction in Own Shares - Share Buy-back .

30 Aug 2007       Notification of Transaction in Own Shares - Share Buy-back.

31 Aug 2007       Notification of Transaction in Own Shares - Share Buy-back.

3 Sep 2007        Notification re Smith & Nephew - Voting Rights & Capital.

3 Sep 2007        Notification of Transaction in Own Shares - Share Buy-back.

4 Sep 2007        Notification of Transaction in Own Shares - Share Buy-back.

5 Sep 2007        Notification of Transaction in Own Shares - Share Buy-back.

6 Sep 2007        Notification of Transaction in Own Shares - Share Buy-back.

7 Sep 2007        Notification of Transaction in Own Shares - Share Buy-back.

10 Sep 2007       Notification of Transaction in Own Shares - Share Buy-back.

11 Sep 2007       Notification of Transaction in Own Shares - Share Buy-back.

12 Sep 2007       Notification of Transaction in Own Shares - Share Buy-back.

14 Sep 2007       Notification of Transaction in Own Shares - Share Buy-back.

17 Sep 2007       Notification of Director/PDMR Shareholding - Adrian Hennah.

17 Sep 2007       Notification of Transaction in Own Shares - Share Buy-back.

18 Sep 2007       Notification of Transaction in Own Shares - Share Buy-back.

19 Sep 2007       Notification of Director/PDMR Shareholding - Mark Augusti.

20 Sep 2007       Notification of Transaction in Own Shares - Share Buy-back.

21 Sep 2007       Notification of Transaction in Own Shares - Share Buy-back.

24 Sep 2007       Notification of Transaction in Own Shares - Share Buy-back.

25 Sep 2007       Notification of Transaction in Own Shares - Share Buy-back.

27 Sep 2007       Announcement re Smith & Nephew in discussions with the
                  New Jersey Department of Justice.

28 Sep 2007       Announcement re Smith & Nephew one of five companies to settle with U. S. Attorney in New Jersey.

28 Sep 2007       Notification of Transaction in Own Shares - Share Buy-back.

1 Oct 2007        Notification re Smith & Nephew - Voting Rights & Capital.

1 Oct 2007        Notification of Transaction in Own Shares - Share Buy-back.

2 Oct 2007        Notification of Major Interests in Shares - The Capital Group
                  Companies, Inc holding 10.05%.

2 Oct 2007        Notification of Transaction in Own Shares - Share Buy-back.

3 Oct 2007        Notification of Transaction in Own Shares - Share Buy-back.

4 Oct 2007        Notification of Transaction in Own Shares - Share Buy-back.

5 Oct 2007        Notification of Transaction in Own Shares - Share Buy-back.

8 Oct 2007        Notification of Major Interests in Shares - Legal & General
                  Group Plc - holding 4.04%.

8 Oct 2007        Notification of Transaction in Own Shares - Share Buy-back.

9 Oct 2007        Notification of Transaction in Own Shares - Share Buy-back.

10 Oct 2007       Notification of Transaction in Own Shares - Share Buy-back.

11 Oct 2007       Announcement re Timing of Smith & Nephew third quarter results
                  .

11 Oct 2007       Notification of Transaction in Own Shares - Share Buy-back.

12 Oct 2007       Notification of Transaction in Own Shares - Share Buy-back.

15 Oct 2007       Notification of Transaction in Own Shares - Share Buy-back.

16 Oct 2007       Notification of Transaction in Own Shares - Share Buy-back.

17 Oct 2007       Notification of Transaction in Own Shares - Share Buy-back.

18 Oct 2007       Notification of Transaction in Own Shares - Share Buy-back.

19 Oct 2007       Announcement re Revised timing of Smith & Nephew third quarter results.

19 Oct 2007       Notification of Transaction in Own Shares - Share Buy-back.

19 Oct 2007       Notification of Major Interests in Shares - Legal & General
                  Group Plc - holding 3.98%.

22 Oct 2007       Announcement re Smith & Nephew Sterling Dividend Payment.

22 Oct 2007       Notification of Transaction in Own Shares - Share Buy-back.

23 Oct 2007       Notification of Transaction in Own Shares - Share Buy-back.

24 Oct 2007       Notification of Transaction in Own Shares - Share Buy-back.

25 Oct 2007       Notification of Transaction in Own Shares - Share Buy-back.

26 Oct 2007       Notification of Major Interests in Shares - Newton Investment
                  Management Ltd holding 2.74%.

26 Oct 2007       Notification of Transaction in Own Shares - Share Buy-back.

29 Oct 2007       Notification of Transaction in Own Shares - Share Buy-back.

30 Oct 2007       Notification of Transaction in Own Shares - Share Buy-back.

31 Oct 2007       Notification of Transaction in Own Shares - Share Buy-back.

1 Nov 2007        Announcement of 2007 Third Quarter Results.

1 Nov 2007        Notification re Smith & Nephew - Voting Rights & Capital.

2 Nov 2007        Notification of Transaction in Own Shares - Share Buy-back.

5 Nov 2007        Notification of Transaction in Own Shares - Share Buy-back.

6 Nov 2007        Notification of Transaction in Own Shares - Share Buy-back.

7 Nov 2007        Notification of Transaction in Own Shares - Share Buy-back.

8 Nov 2007        Notification of Transaction in Own Shares - Share Buy-back.

9 Nov 2007        Notification of Transaction in Own Shares - Share Buy-back.

12 Nov 2007       Notification of Transaction in Own Shares - Share Buy-back.

12 Nov 2007       Notification of Major Interests in Shares - The Capital Group
                  Companies, Inc holding 9.78%.

13 Nov 2007       Notification of Transaction in Own Shares - Share Buy-back.

14 Nov 2007       Notification of Transaction in Own Shares - Share Buy-back.

15 Nov 2007       Notification of Transaction in Own Shares - Share Buy-back.

15 Nov 2007       Notification of Director/PDMR Shareholding - Peter Arnold.

15 Nov 2007       Notification of Director/PDMR Shareholding - Peter Huntley.

16 Nov 2007       Notification of Transaction in Own Shares - Share Buy-back

19 Nov 2007       Notification of Director/PDMR Shareholding - Joseph DeVivo.

19 Nov 2007       Notification of Director's Shareholding - Michael Frazette.

19 Nov 2007       Notification of Director/PDMR Shareholding - Gordon Howe.

20 Nov 2007       Notification of Transaction in Own Shares - Share Buy-back.

27 Nov 2007       Announcement re precautionary knew recall.

3 Dec 2007        Notification re Smith & Nephew - Voting Rights & Capital.

4 Dec 2007        Notification of Transaction in Own Shares - Share Buy-back.

5 Dec 2007        Notification of Transaction in Own Shares - Share Buy-back.

6 Dec 2007        Notification of Transaction in Own Shares - Share Buy-back.

7 Dec 2007        Notification of Major Interests in Shares - Legal & General
                  Group Plc - holding 5.21%.

10 Dec 2007       Notification of Transaction in Own Shares - Share Buy-back.

11 Dec 2007       Notification of Transaction in Own Shares - Share Buy-back.

12 Dec 2007       Notification of Transaction in Own Shares - Share Buy-back.

13 Dec 2007       Notification of Transaction in Own Shares - Share Buy-back.

14 Dec 2007       Notification of Transaction in Own Shares - Share Buy-back.

21 Dec 2007       Notification of Transaction in Own Shares - Share Buy-back.

2 Jan 2008        Notification of Transaction in Own Shares - Share Buy-back.

3 Jan 2008        Notification re Smith & Nephew - Voting Rights & Capital.

3 Jan 2006        Notification of Transaction in Own Shares - Share Buy-back.

4 Jan 2008        Notification of Transaction in Own Shares - Share Buy-back.

7 Jan 2008        Notification of Transaction in Own Shares - Share Buy-back.

8 Jan 2008        Notification of Transaction in Own Shares - Share Buy-back.

9 Jan 2008        Notification of Transaction in Own Shares - Share Buy-back.

10 Jan 2008       Notification of Transaction in Own Shares - Share Buy-back.

11 Jan 2008       Notification of Transaction in Own Shares - Share Buy-back.

14 Jan 2008       Notification of Transaction in Own Shares - Share Buy-back.

15 Jan 2008       Notification of Transaction in Own Shares - Share Buy-back.

16 Jan 2008       Notification of Transaction in Own Shares - Share Buy-back.

17 Jan 2008       Notification of Transaction in Own Shares - Share Buy-back.

18 Jan 2008       Notification of Transaction in Own Shares - Share Buy-back.

21 Jan 2008       Notification of Transaction in Own Shares - Share Buy-back.

22 Jan 2008       Notification of Transaction in Own Shares - Share Buy-back.

23 Jan 2008       Notification of Transaction in Own Shares - Share Buy-back.

24 Jan 2008       Announcement re dates for 2008 results and details of the
                  briefing at the American Academy of Orthopaedic Surgeons.

24 Jan 2008       Notification of Transaction in Own Shares - Share Buy-back.

25 Jan 2008       Notification of Transaction in Own Shares - Share Buy-back.

28 Jan 2008       Notification of Transaction in Own Shares - Share Buy-back.

29 Jan 2008       Notification of Transaction in Own Shares - Share Buy-back.

30 Jan 2008       Notification of Transaction in Own Shares - Share Buy-back.

31 Jan 2008       Notification of Transaction in Own Shares - Share Buy-back.

1 Feb 2008        Notification of Transaction in Own Shares - Share Buy-back.

1 Feb 2008        Notification re Smith & Nephew - Voting Rights & Capital.

4 Feb 2008        Notification of Transaction in Own Shares - Share Buy-back.

5 Feb 2008        Notification of Transaction in Own Shares - Share Buy-back.

6 Feb 2008        Notification of Transaction in Own Shares - Share Buy-back.

7 Feb 2008        Announcement of Results for the Fourth Quarter and Year Ended
                  31 December 2006.

8 Feb 2008        Notification of Transaction in Own Shares - Share Buy-back.

11 Feb 2008       Notification of Transaction in Own Shares - Share Buy-back.

13 Feb 2008       Notification of Transaction in Own Shares - Share Buy-back.

14 Feb 2008       Notification of Transaction in Own Shares - Share Buy-back.

15 Feb 2008       Notification of Transaction in Own Shares - Share Buy-back.

19 Feb 2008       Notification of Transaction in Own Shares - Share Buy-back.

20 Feb 2008       Notification of Transaction in Own Shares - Share Buy-back.

21 Feb 2008       Notification of Transaction in Own Shares - Share Buy-back.

22 Feb 2008       Notification of Transaction in Own Shares - Share Buy-back.

29 Feb 2008       Announcement re Smith & Nephew launches Negative Pressure
                  Wound Therapy products.

29 Feb 2008       Notification re Smith & Nephew - Voting Rights & Capital.

4 Mar 2008        Notification of Transaction in Own Shares - Share Buy-back

5 Mar 2008        Notification of Transaction in Own Shares - Share Buy-back.

6 Mar 2008        Notification of Transaction in Own Shares - Share Buy-back.

7 Mar 2008        Notification of Transaction in Own Shares - Share Buy-back.

10 Mar 2008       Block Listing Six Monthly Return as at 23 January 2008.

11 Mar 2008       Notification of Transaction in Own Shares - Share Buy-back.

12 Mar 2008       Notification of Transaction in Own Shares - Share Buy-back.

12 Mar 2008       Notification of Transaction in Own Shares - Share Buy-back.

13 Mar 2008       Notification of Transaction in Own Shares - Share Buy-back.

14 Mar 2008       Notification of Transaction in Own Shares - Share Buy-back.

18 Mar 2008       Notification of Director/PDMR Shareholding - Mark Augusti.

18 Mar 2008       Notification of Director/PDMR Shareholding - Joe Woody.

18 Mar 2008       Notification of Director/PDMR Shareholding - Elizabeth
                  Bolgiano.

18 Mar 2008       Notification of Director/PDMR Shareholding - Gordon Howe.

18 Mar 2008       Notification of Director/PDMR Shareholding - Adrian Hennah.

18 Mar 2008       Notification of Transaction in Own Shares - Share Buy-back.

19 Mar 2008       Notification of Transaction in Own Shares - Share Buy-back.

25 Mar 2008       Notification of Director/PDMR Shareholding - Elizabeth
                  Bolgiano.

25 Mar 2008       Notification of Director/PDMR Shareholding - Joseph Woody.

25 Mar 2008       Notification of Director/PDMR Shareholding - James Ralston.

25 Mar 2008       Notification of Director/PDMR Shareholding - Gordon Howe.

25 Mar 2008       Notification of Director/PDMR Shareholding - David
                  Illingworth.

25 Mar 2008       Notification of Director/PDMR Shareholding - Mark Augusti.


(TM)Trademark of Smith & Nephew

Copies of the documents published via RNS may be obtained from the Regulatory News Service provided by the London Stock Exchange at http:// www.londonstockexchange.com/en-gb/pricesnews/marketnews/marketnews.h(TM)and any related documents are available at the UKLA's Document Viewing Facility, Financial Services Authority, 25 The North Colonnade, Canary Wharf, London. E14 5HS

2.   DOCUMENTS FILED AT COMPANIES HOUSE.

The Company has submitted filings to Companies House in relation to the Company's annual return and group accounts, the appointment, resignations and change of particulars of directors, the allotment of shares, returns by the Company for purchasing its own shares, amendments to the Company's Articles of Association and ordinary and special resolutions passed at the Company's Annual General Meeting held on 3 May 2007.

Copies of these documents can be found on the Companies House website at http:// www.companies-house.gov.uk/ or through Companies House Direct at http:// direct.companies-house.gov.uk/. Alternatively copes can be obtained from Companies House, Crown Way, Cardiff. CF14 3UZ

3.   DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

The Company has submitted filings to the Securities and Exchange Commission by virtue of having American Depositary Shares listed on the New York Stock Exchange.

Full details of these filings can be viewed at http://www.sec.gov/edgar/ searchedgar/companysearch.html

4.   ANNUAL REPORT FOR THE YEAR ENDED 31 DECEMBER 2007.

The Company's Annual Report for the year ended 31 December 2007 can be found on the Company's website, together with the 2007 Summary Financial Statement and Notice of Annual General Meeting.

Copies can be located on the Company's website at http://www.smith-nephew.com/ and

http://www.smith-nephew.com/investors

Copies of all the documents referred to above are also available for inspection at the Company's registered office; 15 Adam Street, London. WC2N 6LA during normal business hours.

In accordance with Article 27(3) of the Prospectus Directive Regulation, it is acknowledged that whilst the information referred to above was up to date at the time of publication, such disclosures may, at any time, become out of date due to changing circumstances.

Further information regarding the Company and its activities can be located on the Company's website http://www.smith-nephew.com